SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of April, 2003
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

This Form 6-K consists of: A press release  issued by Axcan Pharma Inc. on April
10,  2003,   entitled   "Axcan  Pharma   Comences   All-Cash   Offer  for  Salix
Pharmaceuticals at US$8.75 Per Share."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date: April 11, 2003                        By:     /s/ Jean Vezina
                                                    ------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer

[AXCAN LOGO]                                        AXCAN PHARMA, INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel:  (450) 467-5138
                                                    1 (800) 565-3255
                                                    Fax:  (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                             April 10, 2003
Press Release for immediate distribution


         AXCAN PHARMA COMMENCES ALL-CASH OFFER FOR SALIX PHARMACEUTICALS
                              AT US$8.75 PER SHARE

MONT ST. HILAIRE, Quebec, Canada - Axcan Pharma Inc. (NASDAQ: AXCA) today announced that it is commencing a cash tender offer of US$8.75 per share for all of the outstanding shares of common stock of Salix Pharmaceuticals, Ltd. (NASDAQ: SLXP). The offer price represents a 40% premium to Salix's average closing share price over the past 30 days and an aggregate value for Salix of approximately US$203 million. The offer is being made by Saule Holdings Inc., a wholly owned Delaware subsidiary of Axcan.

In connection with this offer, Leon F. Gosselin, the Chairman, President and Chief Executive Officer of Axcan, delivered the following letter to the Salix Board of Directors today:

       April 10, 2003

       Board of Directors
       Salix Pharmaceuticals, Ltd.
       8540 Colonnade Center Dr., Suite 501
       Raleigh, NC  27615

       Ladies and Gentlemen:

       As you are aware, we have expressed interest in pursuing a negotiated transaction with Salix numerous times over the past several years. In recent months, David W. Mims and I have made several attempts to discuss the possibility of a strategic transaction with representatives of Salix, and each time our efforts have been unsuccessful to the detriment of Salix's stockholders. The recent cancellation of a proposed meeting and continuing refusal to engage in discussions leave us no choice but to go directly to Salix's stockholders.

       Accordingly, we advise you that today Axcan commenced an all-cash tender offer to acquire all outstanding shares of Salix for a price of US$8.75 per share. This price represents a 40% premium over Salix's latest thirty trading day average market price and a 47% premium over the company's latest sixty trading day average.

       Salix's recently amended shareholder rights plan, or "poison pill," effectively prevents consummation of our offer, unless redeemed or amended by Salix's Board of Directors. If we do not have meaningful discussions leading to a negotiated acquisition agreement, and if the Salix Board does not redeem or amend the poison pill to permit the proposed transaction, we intend to nominate a slate of independent directors for election at Salix's Annual Meeting scheduled for June 19, 2003.

       We have  taken  these  steps  reluctantly,  but have no choice  given the
       unproductive   results  of  our  earlier   discussions   and  the  timing
       limitations imposed by your annual meeting.

       We are resolute in pursuing this course, but continue to believe that a negotiated agreement is in the best interest of your stockholders. We strongly urge you to take the necessary steps to uphold your fiduciary duties on their behalf. Should there be any basis for us to talk, please contact me immediately.

       Sincerely,

       (signed)
       Leon F. Gosselin
       Chairman, President and Chief Executive Officer


Mr. Gosselin said, "This transaction fits perfectly with our proven strategy of growing our focused pipeline of products in gastroenterology through select acquisitions. Salix's currently marketed product complements our portfolio of products already marketed in the United States, and we believe that a combined company will be able to promote and sell products in the market much more efficiently. Our shareholders should see the positive effects of the transaction in the near term, following its close."

Following successful completion of the tender offer, Axcan intends to consummate a second step merger in which remaining Salix stockholders will receive the same cash price paid in the tender offer without interest.

The tender offer and withdrawal rights are scheduled to expire at 5:00 p.m. New York City time, Friday, May 23, 2003, unless extended.

The tender offer is conditioned upon, among other things:

o Salix's stockholders shall have validly tendered and not withdrawn prior to the expiration date of the offer a number of shares, including the associated preferred share purchase rights, representing, including the shares owned by Axcan and Saule Holdings Inc., at least a majority of all outstanding shares on a fully diluted basis;

o The Board of Directors of Salix shall have redeemed the preferred share purchase rights or Saule Holdings Inc. shall be satisfied that the rights have been invalidated or are otherwise inapplicable to the offer and the proposed merger;

o The Board of Directors of Salix shall have approved the offer and the proposed merger pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware or Saule Holdings Inc. shall be satisfied that Section 203 does not apply to or otherwise restrict the offer and the proposed merger;

o Axcan shall have received proceeds under the facilities contemplated by its commitment from the National Bank of Canada sufficient, together with cash on hand, to consummate the offer and the proposed merger; and

o        Any  applicable  waiting  periods  under  applicable   antitrust  laws,
         including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or terminated.

The offer is also subject to other customary conditions. Subject to the requirements of applicable law, all of the conditions to the offer may be waived by Axcan. The complete terms and conditions of the tender offer are contained in the offer to purchase included in the tender offer statement filed today with the Securities and Exchange Commission.

Axcan will finance the offer through its cash on hand and borrowings under a new credit facility, for which it has obtained a binding commitment letter.

J.P. Morgan Securities Inc. is advising Axcan on this transaction and is acting as Dealer Manager for the offer and Mackenzie Partners is acting as Information Agent. Latham & Watkins LLP and Lapointe Rosenstein are advising Axcan on United States and Canadian legal issues, respectively.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. The Company markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".


Certain Forward Looking Statements
----------------------------------

To the extent any statements made in this release contain information that is not historical, including statements related to the expected benefits to Axcan of the Salix acquisition, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

IMPORTANT INFORMATION
---------------------

Saule Holdings Inc. ("Saule"), a wholly owned subsidiary of Axcan Pharma Inc. ("Axcan"), has commenced a tender offer for all the outstanding shares of common stock of Salix Pharmaceuticals, Ltd. ("Salix") at US$8.75 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 5:00 p.m., New York City time, on Friday, May 23, 2003. Saule may extend the offer and currently expects that the offer will be extended until the principal conditions to the offer, which are described in the Offer to Purchase forming part of Saule's tender offer statement, are satisfied. If the offer is extended, Saule will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m., New York City time on the first business day following the date the offer was scheduled to expire.

The offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of shares in any jurisdiction where the making of the offer would not be in compliance with the laws or regulations of such jurisdiction. However, Saule may, at its discretion, take such action as it deems necessary, to make the offer in any such jurisdiction and extend the offer to holders of shares in such jurisdiction.

Investors and security holders are urged to read any proxy statement regarding the proposed business combination described herein, when it becomes available, because it will contain important information. Each such proxy statement will be filed with the Securities and Exchange Commission.

Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Salix stockholders by Axcan will be available in a Schedule 14A to be filed by Axcan with the Securities and Exchange Commission pursuant to Rule 14a-12. Investors and security holders may obtain a free copy of the tender offer statement, each such proxy statement and other documents filed by Axcan with the Securities and Exchange Commission at the Commission's website at http://www.sec.gov. The tender offer statement and these other documents may also be obtained free of charge from Axcan by directing a request to Isabelle Adjahi at (450) 467-2600, ext. 2000.


INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Axcan Pharma Inc.
                           Tel: (205) 991-8085 ext. 223

or                         Isabelle Adjahi
                           Director, Investor Relations
                           Axcan Pharma Inc.
                           Tel: (450) 467-2600 ext. 2000

                           www.axcan.com

or                         Steve Lipin/Cindy Leggett-Flynn
                           Brunswick Group
                           Tel: (212) 333-3810